SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                               RSI HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                              BCM ACQUISITION CORP.
                                 BUCK A. MICKEL
                                CHARLES C. MICKEL
                                  MINOR M. SHAW
              (Name of Filing Persons (Offeror) and Other Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   749723 10 2
                      (CUSIP Number of Class of Securities

                                 BUCK A. MICKEL
                                    PRESIDENT
                              BCM ACQUISITION CORP.
                              28 EAST COURT STREET
                                  P.O. BOX 6847
                        GREENVILLE, SOUTH CAROLINA 29606
                                 (864) 271-7171
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                 WITH A COPY TO:
                             LAWSON M. VICARIO, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                                  P.O. BOX 728
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 242-8203

                            CALCULATION OF FILING FEE
--------------------------------------- -----------------------------------
           Transaction Valuation*               Amount of Filing Fee**
--------------------------------------- -----------------------------------
                  $191,160                              $24.22
--------------------------------------- -----------------------------------
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes the purchase of all outstanding common shares of RSI Holdings, Inc., par value $0.01 (the "Shares") (other than the 5,934,856 Shares owned by the BCM shareholders to be contributed to BCM upon satisfaction or waiver of the conditions to the tender offer) at a purchase price of $0.10 per Share, net to the seller in cash. As of October 12, 2004, there were 1,911,599 such Shares on a fully diluted basis.
**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for Fiscal Year 2005 issued by the Securities and Exchange Commission on September 30, 2004. Such fee equals .01267 percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.
Amount Previously Paid:  $24.22              Filing Party: BCM Acquisition Corp.
Form or Registration No.: Schedule TO-T      Date Filed: October 13, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
|X| going-private transaction subject to Rule 13e-3.
|X| amendment to Schedule 13D under Rule 13d-2

Check the following if the filing is a final amendment reporting the results of the tender offer: |X|

------------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 749723 10 2
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          BCM Acquisition Corp.   20-1732369

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       X
                                                                                 ---
          (See Instructions)                                            (b)      ___

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US

--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
          SHARES                     0
       BENEFICIALLY
         OWNED BY            ------- -----------------------------------------------------------------------------------------------
           EACH              8       SHARED VOTING POWER
        REPORTING
          PERSON                      7,846,455 (1)

                             ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0

                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     7,846,455 (1)

---------------------------- ------- -----------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,846,455 (1)

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                                        |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100.0%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO

--------- --------------------------------------------------------------------------------------------------------------------------

1 On March 17, 2005, RSI Holdings, Inc. ("RSI") was merged into BCM Acquisition Corp. ("BCM"). As a consequence of the merger, BCM and its three shareholders, Buck A. Mickel and his siblings, Charles C. Mickel and Minor M. Shaw (who form a "group" for purposes of the merger and the tender offer that preceded it), wholly own RSI through their ownership of BCM, the surviving company in the merger. Immediately prior to the merger, 7,846,455 shares of RSI's common stock were outstanding.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 749723 10 2
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Buck A. Mickel

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)        X
                                                                                  ---
          (See Instructions)                                            (b)       ___

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US

--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
         SHARES                      0
      BENEFICIALLY
        OWNED BY             ------- -----------------------------------------------------------------------------------------------
          EACH               8       SHARED VOTING POWER
       REPORTING
         PERSON                      7,846,455 (1)

                             ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0

                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     7,846,455 (1)

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,846,455(1)

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                                        |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100.0%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN

--------- --------------------------------------------------------------------------------------------------------------------------

1 On March 17, 2005, RSI Holdings, Inc. ("RSI") was merged into BCM Acquisition Corp. ("BCM"). As a consequence of the merger, BCM and its three shareholders, Buck A. Mickel and his siblings, Charles C. Mickel and Minor M. Shaw (who form a "group" for purposes of the merger and the tender offer that preceded it), wholly own RSI through their ownership of BCM, the surviving company in the merger. Immediately prior to the merger, 7,846,455 shares of RSI's common stock were outstanding.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 749723 10 2
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Charles C. Mickel

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       X
                                                                                 ---
          (See Instructions)                                            (b)      ___

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US

--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
         SHARES                      0
      BENEFICIALLY
        OWNED BY             ------- -----------------------------------------------------------------------------------------------
          EACH               8       SHARED VOTING POWER
       REPORTING
         PERSON                      7,846,455 (1)

                             ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0

                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     7,846,455 (1)

---------------------------- ------- -----------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,846,455 (1)

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                                        |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100.0%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN

--------- --------------------------------------------------------------------------------------------------------------------------

1 On March 17, 2005, RSI Holdings, Inc. ("RSI") was merged into BCM Acquisition Corp. ("BCM"). As a consequence of the merger, BCM and its three shareholders, Buck A. Mickel and his siblings, Charles C. Mickel and Minor M. Shaw (who form a "group" for purposes of the merger and the tender offer that preceded it), wholly own RSI through their ownership of BCM, the surviving company in the merger. Immediately prior to the merger, 7,846,455 shares of RSI's common stock were outstanding.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 749723 10 2
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Minor M. Shaw

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       X
                                                                                 ---
          (See Instructions)                                            (b)      ___

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US

--------- --------------------------------------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
        NUMBER OF
         SHARES                      0
      BENEFICIALLY
        OWNED BY             ------- -----------------------------------------------------------------------------------------------
          EACH               8       SHARED VOTING POWER
       REPORTING
         PERSON                      7,846,455 (1)

                             ------- -----------------------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     0

                             ------- -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     7,846,455 (1)

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,846,455 (1)

--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                                        |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100.0%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN

--------- --------------------------------------------------------------------------------------------------------------------------

1 On March 17, 2005, RSI Holdings, Inc. ("RSI") was merged into BCM Acquisition Corp. ("BCM"). As a consequence of the merger, BCM and its three shareholders, Buck A. Mickel and his siblings, Charles C. Mickel and Minor M. Shaw (who form a "group" for purposes of the merger and the tender offer that preceded it), wholly own RSI through their ownership of BCM, the surviving company in the merger. Immediately prior to the merger, 7,846,455 shares of RSI's common stock were outstanding.

                                  INTRODUCTION

         This Amendment No. 4 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by BCM Acquisition Corp., a South Carolina corporation ("BCM"), on October 13, 2004, as amended by Amendment No. 1 filed on November 15, 2004, Amendment No. 2 filed on December 8, 2004 and Amendment No. 3, filed on January 28, 2005. This Schedule TO relates to the offer by BCM to purchase any and all outstanding shares of common stock, par value $0.01 per share, of RSI Holdings, Inc., a North Carolina corporation ("RSI"), at a purchase price of $0.10 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase attached hereto as Exhibit (a)(1)(i) and as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 (the "Offer to Purchase").

         The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below.

ITEM 4: TERMS OF THE TRANSACTION

Item 4 is amended and supplemented by reference to the Press Release attached hereto as Exhibit (a)(1)(ix).

ITEM 12.  EXHIBITS

Item 12 is amended and supplemented by adding the following:

    Exhibit Number        Title
    (a)(1)(ix)            Text of Press Release issued by BCM on March 18, 2005


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BCM ACQUISITION CORP.



                                       By:  /s/ Buck A. Mickel
                                           ----------------------------------
                                           Name: Buck A. Mickel
                                           Title: President

Dated: March 18, 2005

                                  EXHIBIT INDEX



EXHIBIT NUMBER             TITLE
(a)(1)(ix)                 Text of Press Release issued by BCM on March 18, 2005

























                                       2